March 3, 2011

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director

Christine Adams, Senior Staff Accountant

Terry French, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended May 31, 2010 (“2010 20-F”)

Filed October 14, 2010

File No. 1-32993

Dear Mr. Spirgel, Ms. Adams and Mr. French:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 8, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto.

Critical Accounting Policies, page 52

1.	We refer to your critical accounting policy for income taxes. Based upon the information found in the risk factors beginning on page 19 and in Note 14 to your financial statements, it appears that there is a significant amount of uncertainty associated with the tax laws and related interpretations and how that impacts your determination of tax expense. Therefore, please expand the critical accounting policy for income taxes to clearly articulate the reasons the assumptions you used best reflect your exposure, and the extent to which the resulting estimates of loss are sensitive to changes in those assumptions. The purpose of Management’s Discussion and Analysis of Financial Condition is to enhance the overall financial disclosure and provide the context within which financial information should be analyzed and to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Due to the extent of judgment involved in assessing probability and estimating loss, this section should also address the timing of the accounting effects to property convey information about variability.

In response to the Staff’s comment, the Company will expand its disclosure of this critical accounting policy in relation to income tax in future filings in substantially the following form:

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income as determined by the jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not identify significant unrecognized tax benefits for the years ended May 31, 2008, 2009 and 2010. Our tax years from 2006 to 2010 are subject to examination by the tax authorities.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. Since January 1, 2008, the subsidiaries of New Oriental China other than its school-subsidiaries are subject to the 25% standard enterprise income tax. Though preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future, currently there are no specific regulations or policies promulgated by the relevant authorities that would prevent our school-subsidiaries from receiving the preferential income tax treatment we currently enjoy. In practice, tax treatments for private schools vary across different cities in China. In some cities, our private schools are subject to a standard enterprise income tax, which is 25% starting from January 1, 2008, while in other cities, our private schools are subject to a 2% to 3% tax on gross receipts in lieu of the standard enterprise income tax or may be exempted from enterprise income tax.

Two of our wholly-owned subsidiaries in the PRC, Beijing Decision and Beijing Hewstone, which were in the tax holiday of “3-year half rate” since January 1, 2008, were granted the status of high and new technology enterprise (“HNTE”) in Beijing for three years beginning January 1, 2008. As a result, we believe that a one half reduction from the preferential tax rate of 15% for Beijing Decision and Beijing Hewstone can by enjoyed from January 1, 2008 to December 31, 2010 so long as they continue to qualify as a HNTE. We expect the status of Beijing Decision and Beijing Hewstone as HNTEs will be renewed for an additional three years beyond the initial three year period ending December 31, 2010. In addition, the temporary differences are expected to be reversed prior to the expiration of the “3-year half rate” tax holiday, also ending December 31, 2010. Therefore, the deferred tax balances are calculated at a rate of 25% except for Beijing Decision and Beijing Hewstone, for which deferred tax balances are calculated at a rate of 7.5% for being HNTE and within the “3-year half rate” tax holiday.

On April 21, 2010, the State Administration of Taxation issued Circular 157, Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if a “high and new technology enterprise strongly supported by the state” or “High and New Technology Enterprise” was in a tax holiday period that provides for “2-year exemption plus 3-year half rate” or “5-year exemption plus 5-year half rate” or other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its High and New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at the lower of 15% and 50% of the standard PRC tax rate, which is currently 25%. Circular 157 is unclear as to whether its effect is retrospective but we understand that the State Administration of Taxation has recently taken the position that the Circular applies only to tax years commencing from January 1, 2010.

We consulted the relevant local tax district and they have confirmed that entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as HNTEs and which are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, notwithstanding Circular 157, will continue to pay tax at the rate of 7.5%. As a consequence, because Beijing Decision and Beijing Hewstone are enjoying the “3-year exemption plus 3-year half rate” HTNE status and are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, we do not believe that Circular 157 has any effect on its tax position.

Uncertainties exist with respect to how the PRC’s Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation.

See “Risk Factors — Risks Related to Doing Business in China — The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.”

Note 2. Significant Accounting Policies

Revenue Recognition, page F-19

2.	We refer to your revenue recognition policy for educational programs and services, and note that you sell online-learning cards, primarily to distributors. Please tell us in more detail about the arrangement with your distributors. For example, please tell us how they are compensated for selling online-learning cards on your behalf and your accounting policy associated with this arrangement.

The Company respectfully advises the Staff that we sell online-learning cards at a fixed price after deducting a pre-determined fixed discount to the face value of the cards, and our distributors receive this discount and resell the cards to the students. We consider these distributors as our customers and we do not provide refunds to the distributors after the distribution of the cards. However, since we have the service obligations to the ultimate card users (the students), the upfront payment received from our distributors is recorded as deferred revenue upon the distribution of the cards to the distributors. Revenue is therefore recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by us on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, we will recognize the remaining unused minutes as revenue. For the year ended May 31, 2010, revenue recognized from online-learning cards was $1.5 million, or 0.4% of total revenue.

In response to the Staff’s comment, the Company proposes to elaborate the online-learning cards revenue recognition accounting policy in future filings as follows:

The Group also sells online-learning cards primarily to distributors at fixed price after deducting a pre-determined fixed discount to the face value of the cards. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by us on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, the Group will recognize the remaining unused minutes as revenue.

Note 14. Income Taxes, Page F-40

3.	We refer to your presentation on page F-45 of earnings per share as if the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school subsidiaries of New Oriental China were not available. We believe the presentation of these non-GAAP measures in the notes to your financial statements in prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise to delete the pro forma provision for income taxes and earnings per Share measures from the notes to the financial statements. However, we believe that you could present these measures in your discussion of results of operations or critical accounting policies, if you provide all the disclosures required by Item 10(e).

In response to the Staff’s comment, the Company proposes to revise the disclosure in accordance with SAB Topic 11C regarding tax holiday in future filings as follows:

If the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by $11,824, $15,313 and $19,498 for the years ended December 31, 2008, 2009 and 2010, respectively, and the basic net income per share attributable to New Oriental Education & Technology Group Inc. would have been decreased by $0.11, $0.15 and $0.17 for the years ended December 31, 2008, 2009 and 2010, respectively.

As a result of the revised disclosure in the financial statements as stated above, the Company respectfully advises the Staff that there will be no non-GAAP earnings per share information regarding the tax holidays to be included in future filings of the 20-F.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Louis T. Hsieh
Louis T. Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, Chairman and Chief Executive Officer

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd., Beijing